Cleartronic, Inc.

8000 N Federal Hwy, Suite 100 Boca Raton, FL 33487

August 1, 2008

Mark P Shuman, Esq.

Branch Chief-Legal

Securities and Exchange Commission

Washington, DC 20549

Re:

Cleartronic, Inc., formerly known as GlobalTel IP, Inc.

Comment Letter dated July 31, 2008 to Amendment No. 7 to Form SB-2 on Form S-1

Filed on July 18, 2008

File No. 333-135585

Dear Mr. Shuman:

We have reviewed your letter dated July 31, 2008 concerning our Amendment No. 7. Subsequently, we have filed Amendment No. 8, which as discussed below responds to issues identified in your most recent correspondence. Additionally, we submit for your consideration, the following response to specific issues concerning our revenue recognition policies:

Comment 6.

The Company derives revenue from unified group communication services from the re-sale of hardware and the re-sale of licensed software and from installation services as a systems integrator, inclusive of the software and hardware sold under separate agreement(s) or available at the customers’ site or acquired directly by the customer. The Company does not currently sell its own software or a hosted software solution but may do so in the future. The Company may also offer to provide certain customization options under a separate agreement or may procure software service agreements from its vendors for the benefit of its customers. Typically, the Company negotiates a separate amount for each component of the arrangement and recognizes revenue in accordance with each deliverable item in compliance with SAB 104. In all existing or proposed instances the hardware component is functional with or without the software sold by the Company inasmuch as they are common computers, servers or communication, switching, routing and termination devices with firmware built-in by the manufacturer and with interface components considered universal in the industry. The standalone aspect of the hardware and software combined with the nature of the arrangement as specified in each contract (e.g., performance objectives, limited rights cancellation and payment provisions) qualify for separate unit of accounting treatment under EITF 00-21. The software licenses re-sold by the Company can be obtained directly by customers but without the installation, system integration and customization offered by the Company. Based on the above criteria we also believe that the equipment (hardware) sold would not be considered “software-related” and thus excluded from the scope of SOP 97-2. The Company’s customization services are not considered “essential” to the functionality of the software resold thus treatment as a separate component is justified under SOP 98-9. A system support agreement is offered to customers but is not required to make either the hardware or software functional and is considered a separate component. When prepaid the Company records a liability for the unearned portion of the support agreement as Deferred Revenues.

Comment 6 (Continued) - For each of the four components of revenue from unified group communication services currently identified the Company applies the criteria in SAB 104 to recognize revenue. As a practical matter the Company tracks the delivery, installation, testing, acceptance and completion of each “system” within the context of individual client relationships but recognizes revenue based on the deliverables of each separate agreement and when appropriate each installation location.

Comment 7.

As established in our reply to Comment 6 above, the Company uses separate unit of accounting treatment under EITF 00-21 based on the component structure to its arrangements with its customers for unified group communication solutions and installations. Our review of TPA 5100.39 (Software revenue recognition for multiple-element arrangements) did not alter our view of the appropriate revenue recognition criteria primarily because each element was considered not essential to the other elements and each component (even if combined and negotiated as one master agreement) was identified as a stand-alone functional element. For instance, the software sold could be ported within the licensing agreement to other hardware should the initial hardware fail or should new hardware with improved performance or functionality become available to our customers. Our customers are under no obligation to procure such hardware from us. Additionally, the lack of performance of any one component does not equate to a contractual failure of the other components. For instance, should the software installed, subsequent to the installation and acceptance by the customer, become inoperable for any reason that would not impact the hardware and alternative solutions could be obtained by the Company or the customer independently to run/operate on the designated hardware. While these agreements are often negotiated simultaneously as a practical matter that is not a requirement and we envision that in many cases we could re-sell just one component (e.g., Twisted-pair software) without the requirement for any additional services or hardware.

Comment 8. We have revised Note 2 ("Revenue Recognition and Deferred Revenues") to identify and clarify our revenue components from installation services, customization service and support and/or maintenance arrangements. We have identified how the multiple deliverables should be considered a separate arrangement in reliance on the three elements under Paragraph 9 of EITF 00-21. Essential to our analysis (see Comment 6 above) is the standalone aspects of each component, our ability to provide objective and reliable evidence of value of any undelivered items and the limited rights of the customer over delivery.

Comment 9. We have revised our presentation of our liabilities for the six month period ending March 31, 2008 in accordance with this comment. Accordingly, we reduced the non-current liability by the amount of revenue expected to be earned in the 12 month period ending March 31, 2009. We have also clarified our explanation of Deferred Revenues by adding a new Note (#6) to the referenced financial statements and provided an additional supporting table.

Sincerely,

/s/ Larry M. Reid

President, CEO & CFO

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